
iTech Capital Corp.

November 23, 2001


02002624

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE: iTech Capital Corp. - Reg. No. 82-3200

Dear Sirs:

Enclosed please find a copy of the 2001 Nine Month Report.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

Enclosure

C:\2001 iTech\Publications\3rdQ\Final\SEC-9 Month Report.doc

#3350 - 650 West Georgia Street, PO Box 11537, Vancouver, BC V6B 4N7 Canada
Tel: (604)682-3030 Fax: (604)683-0704 E-mail: itech@itechcapital.com

Reg. No. 82-3200


iTech Capital Corp.



2001

NINE MONTH REPORT

2001 NINE MONTH REPORT
For the Nine Months Ended September 30, 2001
(expressed in Canadian dollars)
Unaudited - Prepared by Management

Management's Discussion & Analysis of Results of Operations & Financial Condition

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's interim consolidated results of operations and financial condition. This discussion, which has been prepared as of November 14, 2001, should be read in conjunction with the Company's interim consolidated financial statements, including the notes thereto included elsewhere in this interim report and with the previously issued 2000 annual discussion and analysis and consolidated financial statements, including the notes thereto. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results and the results of its investees may differ materially from those anticipated in these forward-looking statements.

GENERAL

iTech Capital Corp. is a business development company with five portfolio investments, four of which are in the Internet business-to-business and telecommunications sectors, and a wholly owned self-sustaining operating subsidiary, Enviromation Technologies, Inc. ("Enviromation"), which designs, manufactures, installs and services engineering software process control solutions for municipal, industrial and commercial markets. A.E. Hatch & Associates, a division of Enviromation, is a manufacturer's representative which markets process equipment and instrumentation systems to the water and wastewater industry.

On August 1, 2001, the Company engaged an experienced full time chief executive officer at Enviromation to serve on an interim basis until a permanent replacement is found for the chief executive terminated in June 2001. The current leadership has had an immediate positive impact on key areas of operations including employee morale. The Company and the interim chief executive officer recognize the need for continued improvement in bottom line margins and are currently focused on this among other areas of the business.

Revenue of Enviromation for the third quarter ended September 30, 2001, is $1,841,800 which is 2.2 times revenue for the 2001 second quarter and 2.5 times revenue for the 2000 third quarter.

Enviromation's earnings before amortization of goodwill for the 2001 third quarter is $121,800 compared to a $119,300 loss for the 2001 second quarter and a $195,500 loss for the 2000 third quarter.

Enviromation's revenue for the nine months ended September 30, 2001 of $3,525,000 is 1.3 times revenue for the nine months ended September 30, 2000. Further, notwithstanding the significant increase in revenue in the 2001 third quarter, as at September 30, 2001 the dollar balance of contract backlog is substantially unchanged from that of June 30, 2001 and is double the dollar balance of contract backlog as at September 30, 2000.

As at September 30, 2001 the Company has five portfolio investments compared to seven portfolio investments as at June 30, 2001. In the 2001 third quarter, the Company wrote-down its investment in Elastic Networks, Inc. by $701,100 and wrote-off its $499,800 investment in Bizfon Inc. and its $819,300 investment in Ironside Ventures, LP. No portfolio investments have been liquidated by the Company to date. Whereas the current economic slow down has had a significant and in certain cases terminal impact on the Company's portfolio investments, since the majority of Enviromation's source of revenue is municipal based, to date revenue in this business segment has not been negatively impacted.

FINANCIAL CONDITION

SEPTEMBER 30, 2001 COMPARED TO DECEMBER 31, 2000

Cash and cash equivalents at September 30, 2001 of $4,666,700 is $922,600 less than cash and cash equivalents at December 31, 2000 of $5,589,300.

Before consideration of the $285,200 unrealized foreign exchange gain, cash and cash equivalents decreased in the nine month period by a total $1,207,800 of which $895,400 was used in the Portfolio Investments business segment to invest $237,200 in HorizonLive.com, Inc. and $658,200 to fund operating activities. The remaining $312,400 was used in the Process Controls business segment.

As at September 30, 2001, total current assets together with restricted cash equivalents exceed total liabilities, including long-term debt, by $4,619,200 compared to an excess of $5,518,100 as at December 31, 2000, a decrease of $898,900 in the 2001 nine month period.

The recorded balance of long-term investments at September 30, 2001 of $7,087,100 is $4,371,300 less than the comparable balance at December 31, 2000 of $11,458,400, a result of write-offs of the Company's portfolio investments in PinPoint Corporation, Ironside Ventures, LP, Bizfon Inc. and write-downs of Elastic Networks, Inc. partially offset by the additional pro-rata investments in Horizon Live.com, Inc.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the 2000 annual discussion and analysis are substantially unchanged as at September 30, 2001.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2000

REVENUE

Revenue in the Portfolio Investment business segment decreased to $39,600 in the 2001 third quarter compared to $125,100 in the 2000 third quarter due to a decrease in the balance of cash, cash equivalents and restricted cash equivalents available to earn interest and a decrease in rates on which interest is earned. Revenue in the Process Controls business segment increased to $1,841,800 in the 2001 third quarter compared to $749,100 in the 2000 third quarter.

LOSS BEFORE THE FOLLOWING

Total expenses in the Portfolio Investment business segment decreased to $233,100 in the 2001 third quarter compared to $287,900 in the 2000 third quarter primarily due to a decrease in general and administration expense.

Total expenses in the Process Controls business segment in the 2001 third quarter of $1,720,000 is an increase of $775,400 compared to the 2000 third quarter of $944,600. This 1.8 times increase is a result of the 2.5 times increase in revenue in the period.

Earnings before amortization of goodwill as a percentage of revenue in the 2001 third quarter is 7% compared to negative 26% in the 2000 third quarter. Excluding a non-recurring expense incurred in the 2001 third quarter, the above-described percentage is 8%.

FOREIGN EXCHANGE

There is a foreign exchange gain of $207,400 in the 2001 third quarter compared to a $75,700 gain in the 2000 third quarter. Substantially all cash and cash equivalents are denominated in US dollars. During the 2001 third quarter, the Canadian dollar, the

functional currency of the Company, weakened against the US dollar by an approximate C$0.06. During the 2000 third quarter, the Canadian dollar weakened against the US dollar by an approximate C$0.02.

CASH FLOWS

In the 2001 third quarter, before consideration of the net change in non-cash and non-cash equivalent working capital items, cash used in operating activities in the Portfolio Investments business segment is $186,000 and cash provided by operating activities in the Process Controls business segment is $137,900, a combined use of cash of $48,100. The net change in non-cash and non-cash equivalent working capital in the period of $122,600 is substantially all attributable to the increased level of activity in the Process Controls business segment.

In the 2000 third quarter, before consideration of the net change in non-cash and non-cash equivalent working capital items, cash used in operating activities in the Portfolio Investments business segment is $216,800 and cash used in operating activities in the Process Control business segment is $175,000, a combined use of cash of $391,800. The net change in non-cash and non-cash equivalent working capital in the period of $157,400 is primarily attributable to a reduced level of activity in the Process Control business segment.

In the 2001 third quarter, before consideration of the unrealized foreign exchange gain, cash and cash equivalents decreased in the period by $276,600 principally due to the above-described cash used in operating activities.

In the 2000 third quarter, before consideration of the unrealized foreign exchange gain, the decrease in cash and cash equivalents of $2,539,800 is principally due to cash used in the operating activities and $2,264,400 used to purchase a portfolio investment.

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2000

REVENUE

Revenue in the Portfolio Investment business segment decreased to $196,500 in the 2001 first nine months compared to $455,100 in the 2000 first nine months due to a decrease in the balance of cash, cash equivalents and restricted cash equivalents available to earn interest and a decrease in rates on which interest is earned. Revenue in the Process Controls business segment increased to $3,525,000 in the 2001 first nine months compared to $2,693,300 in the 2000 first nine months.

LOSS BEFORE THE FOLLOWING

Total expenses in the Portfolio Investment business segment decreased to $851,400 in the 2001 first nine months compared to $1,068,000 in the 2000 first nine months. General and administration expense in this business segment in the periods is substantially unchanged in total. Marketing expense decreased by $120,600 in the 2001 first nine months compared to the 2000 first nine months as a result of expense reductions in 2001 for the annual report, marketing materials, media coverage and not incurring the additional expense of the special meeting of shareholders in 2000.

Professional fees decreased by $88,500 in the 2001 first nine months compared to the comparable 2000 period as a result of not incurring the additional expense of the special meeting of shareholders in 2000.

Total expenses in the Process Controls business segment in the 2001 first nine months of $3,861,000 is an increase of $741,700 compared to the 2000 first nine months of $3,119,300.

This 1.2 times increase is a result of the 1.3 times increase in revenue in the period. Loss before amortization of goodwill as a percentage of revenue for the nine months ended September 30, 2001 is 10%, an improvement of 6% compared to 16% for the nine months ended September 30, 2000. Excluding a non-recurring expense incurred in the nine months ended September 30, 2001, the above-described percentage is 7%.

FOREIGN EXCHANGE

Foreign exchange gain is $297,800 in the 2001 first nine months compared to $369,200 in the 2000 first nine months. Substantially all cash and cash equivalents are denominated in US dollars. During the 2001 first nine months, the Canadian dollar, the functional currency of the Company, weakened against the US dollar by an approximate C$0.08. During the 2000 first nine months, the Canadian dollar weakened against the US dollar by an approximate C$0.06.

CASH FLOWS

In the 2001 first nine months, before consideration of the net change in non-cash and non-cash equivalent working capital items, cash used in operating activities in the Portfolio Investments business segment is $627,700 and cash used in operating activities in the Process Controls business segment is $290,400, a combined use of cash of $918,100.

In the 2000 first nine months, before consideration of the net change in non-cash and non-cash equivalent working capital items, cash used in operating activities in the Portfolio Investments business segment is $874,200 and cash used in operating activities in the Process Control business segment is $371,500, a combined use of cash of $1,245,700. The net change in non-cash and non-cash equivalent working capital in the period of $272,600 is substantially all attributable to the reduced level of activity in the Process Control business segment.

Cash used in or restricted for the acquisition of Enviromation is recorded in the 2000 first nine months in the amounts of $1,310,400 in investing activities and $1,080,000 in financing activities for a total acquisition cost $2,390,400 including expenses relating to the acquisition.

In the 2001 first nine months, before consideration of the unrealized foreign exchange gain, cash and cash equivalents decreased in the period by $895,500 principally due to the above-described cash used in operating activities and the $237,200 portfolio investment increase in investing activities.

In the 2000 first nine months, before consideration of the unrealized foreign exchange gain, cash and cash equivalents decreased by $10,882,000 principally due to the above-described cash used in operating activities of $1,245,700, cash used in the acquisition of Enviromation of $2,390,400 together with $7,456,400 cash used in portfolio investments in five technology companies and $394,400 for the purchase of Enviromation's land and building partially offset by cash provided by financing activities.

QUARTERLY INFORMATION

The following table set forth selected unaudited consolidated information for the Company for each of the last eight quarters ended September 30, 2001.

	2001 3rd Quarter $	2001 2nd Quarter $	2001 1st Quarter $	2000 4th Quarter $	2000 3rd Quarter $	2000 2nd Quarter $	2000 1st Quarter $	1999(1) 4th Quarter $
Total Revenue	1,881,359	878,634	961,500	1,197,029	874,158	983,960	1,290,343	240,994
Net Loss for the Period	(1,923,780)	(1,825,353)	(1,670,285)	(1,343,543)	(289,804)	(246,794)	(239,086)	(541,538)
Net Loss Per Share								
- basic	(0.06)	(0.06)	(0.05)	(0.04)	(0.01)	(0.01)	(0.01)	(0.02)
- fully diluted	(0.06)	(0.06)	(0.05)	(0.04)	(0.01)	(0.01)	(0.01)	(0.02)

(1) 1999 excludes the results of the Process Controls business segment as it was acquired by the Company effective December 31, 1999.

*i*Tech Capital Corp.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(expressed in Canadian dollars)
Unaudited - Prepared by Management

	Three Months Ended September 30, 2001	Three Months Ended September 30, 2000	Nine Months Ended September 30, 2001	Nine Months Ended September 30, 2000
REVENUE				
Sales	$ 1,841,189	$ 749,073	$ 3,522,183	$ 2,693,340
Interest and other income	40,170	125,085	199,310	455,121
	1,881,359	874,158	3,721,493	3,148,461
EXPENSES				
Cost of sales	1,446,711	666,398	3,085,847	2,219,295
Operating	254,775	240,854	695,054	828,871
General and administration	179,474	220,279	640,919	648,471
Interest on long-term debt	11,051	35,556	61,052	67,913
Interest other	7,433	1,768	19,056	3,231
Marketing	42,980	53,393	156,294	276,855
Professional fees	10,651	14,234	54,194	142,641
	1,953,075	1,232,482	4,712,416	4,187,277
LOSS BEFORE THE FOLLOWING	71,716	358,324	990,923	1,038,816
Amortization of goodwill	39,288	39,492	117,866	117,866
Foreign exchange (gain)	(207,446)	(75,743)	(297,811)	(369,226)
Realized and unrealized loss (gain) on cash equivalents	-	(32,269)	-	(11,817)
Write-off/down of long-term investments (note 2(g))	2,020,222	-	4,608,440	-
LOSS FOR THE PERIOD	1,923,780	289,804	5,419,418	775,639
DEFICIT - BEGINNING OF PERIOD	25,421,899	20,292,914	21,926,261	19,807,079
DEFICIT - END OF PERIOD	$ 27,345,679	$ 20,582,718	$ 27,345,679	$ 20,582,718
BASIC LOSS PER SHARE	$ 0.06	$ 0.01	$ 0.18	$ 0.03

See accompanying notes.

*i*Tech Capital Corp.

INTERIM CONSOLIDATED BALANCE SHEET
(expressed in Canadian dollars)
Unaudited - Prepared by Management

	September 30 2001	December 31, 2000 (audited)
ASSETS		
Current Assets		
Cash and cash equivalents	$ 4,666,702	$ 5,589,316
Accounts receivable	1,348,368	873,578
Inventories	175,408	132,099
	6,190,478	6,594,993
Restricted Cash Equivalents	806,400	979,200
Long-Term Investments	7,087,074	11,458,364
Capital Assets	644,068	627,578
Goodwill	1,296,530	1,414,396
	$ 16,024,550	$ 21,074,531
LIABILITIES		
Current Liabilities		
Bank advance	$ 395,000	$ 187,500
Accounts payable and accrued liabilities	796,191	484,680
Current portion of long-term debt	58,079	53,272
	1,249,270	725,452
Long-Term Debt		
8% Promissory Notes (US$560,000; December 31, 2000 - US$680,000)	806,400	979,200
Mortgage Payable (US$189,029; December 31, 2000 - US$196,975)	298,666	295,462
Notes Payable (US$51,525; December 31, 2000 - US$72,863)	81,409	109,277
	1,186,475	1,383,939
Less current portion (US$36,759; December 31, 2000 - US$35,515)	(58,079)	(53,272)
	1,128,396	1,330,667
	2,377,666	2,056,119
SHAREHOLDERS' EQUITY		
Share Capital (30,544,357 common shares)	40,917,677	40,917,677
Deficit	(27,345,679)	(21,926,261)
Translation Account	74,886	26,996
	13,646,884	19,018,412
	$ 16,024,550	$ 21,074,531

Approved by the Directors:

Director *Director*

See accompanying notes.

*i*Tech Capital Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in Canadian dollars)
Unaudited - Prepared by Management

CASH PROVIDED BY (USED IN)	Three Months Ended September 30, 2001	Three Months Ended September 30, 2000	Nine Months Ended September 30, 2001	Nine Months Ended September 30, 2000
OPERATING ACTIVITIES				
Loss for the period	$ (1,923,780)	$ (289,804)	$ (5,419,418)	$ (775,639)
Items not involving cash and cash equivalents				
Depreciation	17,426	25,341	49,792	68,896
Write-off/down of long-term investments	2,020,222	-	4,608,440	-
Amortization of goodwill	39,288	39,492	117,866	117,866
Unrealized foreign exchange (gain)	(201,301)	(38,831)	(274,775)	(310,363)
Unrealized (gain) on cash equivalents	-	(127,957)	-	(346,421)
	(48,145)	(391,759)	(918,095)	(1,245,661)
Net change in non-cash and non-cash equivalent working capital items	(204,733)	157,374	9,331	272,600
	(252,878)	(234,385)	(908,764)	(973,061)
INVESTING ACTIVITIES				
Investment in Medsite.com Inc.	-	(2,264,400)	-	(2,264,400)
Investment in Elastic Networks, Inc.	-	-	-	(2,218,503)
Investment in Applied Data Systems, Inc.	-	-	-	(739,502)
Investment in PinPoint Corporation	-	-	-	(1,478,967)
Investment in Horizon Live.com, Inc.	-	-	(237,150)	-
Investment in WholesalePortal.com, Inc.	-	-	-	(755,000)
Acquisition of Enviromation Technologies, Inc.	(57,600)	(48,923)	(172,800)	(1,310,367)
Capital assets	(6,104)	(6,424)	(15,675)	(410,399)
Deferred charge	-	(24,318)	-	(52,937)
	(63,704)	(2,344,065)	(425,625)	(9,230,075)
FINANCING ACTIVITIES				
Issue of common shares on exercise of options	-	-	-	129,300
Long-term debt	-	4,000	-	300,000
Repaid long-term debt	(17,598)	(10,194)	(46,251)	(28,148)
Restricted cash equivalents	57,600	44,800	172,800	(1,080,000)
	40,002	38,606	126,549	(678,848)
UNREALIZED FOREIGN EXCHANGE AND CASH EQUIVALENT GAINS (LOSSES) ON CASH AND CASH EQUIVALENTS IN FOREIGN CURRENCY	205,638	166,788	285,226	656,784
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(70,942)	(2,373,056)	(922,614)	(10,225,200)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	4,737,644	9,007,592	5,589,316	16,859,736
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 4,666,702	$ 6,634,536	$ 4,666,702	$ 6,634,536
CASH AND CASH EQUIVALENTS CONSIST OF:				
Cash and deposit accounts with banks	$ 230,138	$ 1,424,212	$ 230,138	$ 1,424,212
Short-term commercial paper	4,436,564	5,210,324	4,436,564	5,210,324
	$ 4,666,702	$ 6,634,536	$ 4,666,702	$ 6,634,536

See accompanying notes.

NOTES TO 2001 NINE MONTH REPORT
For the Nine Months Ended September 30, 2001
(expressed in Canadian dollars)
Unaudited - Prepared by Management

1. **Basis of Preparation**

These interim consolidated financial statements have been prepared based on the same accounting policies and methods of their application as described in the previously issued annual consolidated financial statements for the year ended December 31, 2000.

2. **Long-Term Investments**

Descriptions and recorded amounts of long-term investments are summarized as follows:

	September 30, 2001	December 31, 2000
(a) Medsite, Inc.: 520,466 preferred stock. Provides online solutions and pharmaceutical liaison to physicians.	$ 3,932,577	$ 3,932,577
(b) Elastic Networks, Inc.: 281,479 common stock.. During the three months ended June 30, 2001 and September 30, 2001, the Company wrote-down its investment by $1,109,251 and $701,107 respectively. Designs, develops and markets advanced digital subscriber line communications products.	408,145	2,218,503
(c) Applied Data Systems, Inc.: 147,493 preferred stock. Designs, develops and markets "application ready" embedded systems solutions.	739,502	739,502
(d) Horizon Live.com, Inc.: 714,592 preferred stock. 285,408 common stock, 300,000 common stock purchase warrants and $232,500 convertible promissory notes (December 31, 2000 - 714,592 preferred stock). Provides online interactive group learning and collaborative solutions..	986,850	749,700
(e) Bizfon Inc.: 1,666,667 preferred stock. During the three months ended September 30, 2001 the Company wrote off its $499,800 investment in Bizfon Inc., a developer of integrated communications hardware and software, Bizfon having notified its shareholders that it has filed for protection under the bankruptcy laws.	-	499,800
(f) Ironside Ventures, LP (see below).	-	819,315
(g) PinPoint Corporation: 160,768 preferred stock and 40,192 extinguishing warrants (December 31, 2000 - 160,768 preferred stock and 40,192 extinguishing warrants). During the three months ended March 31, 2001, the Company wrote off its $1,478,967 investment in PinPoint Corporation, a developer of local positioning system technologies, PinPoint having notified its shareholders that it was unsuccessful in its attempt to raise additional capital required to continue operations and had filed for protection under the bankruptcy laws..	-	1,478,967
(h) Loma de Niquel Holdings Ltd.: 0.75% interest in the project (December 31, 2000 - 0.90% interest in the project). Loma de Niquel laterite nickel mine located in Venezuela, commissioned March 2001	1,020,000	1,020,000
	$ 7,087,074	$ 11,458,364

In the fourth quarter of 2000, the Company invested in Ironside Ventures, LP ("Ironside"), a private technology fund, by making an initial capital payment of US$525,000 pursuant to a US$1,500,000 subscription agreement, which resulted in an initial 5.9% interest in the fund. In July 2001, the general partner of Ironside notified the Company of a second capital call for US$525,000, payable by July 26, 2001. After review of investments made by Ironside since the Company's initial investment, and based on the valuations of early-stage technology companies, the Company decided not to meet the second capital call of US$525,000. As a result, the Company forfeited its interest in Ironside resulting in the write-off.

3. **Segmented Information**

The Company and its subsidiaries operate in the technology sector in two reportable business segments.

The Company's assets by segment are as follows:

	September 30, 2001	December 31, 2000
Portfolio investments	$ 11,691,670	$ 17,185,478
Process controls business	4,332,880	3,889,053
	$ 16,024,550	$ 21,074,511

Substantially all of the Company's above-described assets are located in the United States except for a fund of eurobonds and commercial paper managed by the Royal Bank of Canada (Caribbean) Corporation located in Barbados which fund at September 30, 2001 totalled $1,782,602 (December 31, 2000 - $3,835,823)

For the three and nine months ended September 30, the Company's revenue and expense by reportable business segment are as follows:

	Three Months Ended September 30, 2001		
	Portfolio Investments	Process Controls Business	Combined
Revenue	$ 39,563	$1,841,796	$ 1,881,359
Expenses	233,105	1,719,970	1,953,075
(Earnings) loss before the following	193,542	(121,826)	71,716
Amortization of goodwill	-	39,288	39,288
Foreign exchange (gain)	(207,446)	-	(207,446)
Write-off/down of long-term investments	2,020,222	-	2,020,222
(Earnings) loss for the period	$ 2,006,318	$ (82,538)	$ 1,923,780
Expenses include depreciation of	$ 1,380	$ 16,046	$ 17,426

	Nine Months Ended September 30, 2001		
	Portfolio Investments	Process Controls Business	Combined
Revenue	$ 196,509	$ 3,524,984	$ 3,721,493
Expenses	851,407	3,861,009	4,712,416
Loss before the following	654,898	336,025	990,923
Amortization of goodwill	-	117,866	117,866
Foreign exchange (gain)	(297,811)	-	(297,811)
Write-off/down of long-term investments	4,608,440	-	4,608,440
Loss for the period	$ 4,965,527	$ 453,891	$ 5,419,418
Expenses include depreciation of	$ 4,139	$ 45,653	$ 49,792

Substantially all of the Company's revenue in the Process Controls segment is attributed to the United States. The Company attributes revenue to the geographic area based on location of the customer.

Included in revenue for the nine months ended September 30, 2001 in the Portfolio Investment segment is $109,362 (nine months ended September 30, 2000 - $321,372) of interest and other income in connection with the fund of eurobonds and commercial paper managed by the Royal Bank of Canada (Caribbean) Corporation located in Barbados.

	Three Months Ended September 30, 2000		
	Portfolio Investments	Process Controls Business	Combined
Revenue	$ 125,085	$ 749,073	$ 874,158
Expenses	287,906	944,576	1,232,482
Loss before the following	162,821	195,503	358,324
Amortization of goodwill		39,492	39,492
Foreign exchange (gain)	(75,743)	-	(75,743)
Realized and unrealized loss (gain) on cash equivalents	(32,269)	-	(32,269)
Loss for the period	$ 54,809	$ 234,995	$ 289,804
Expenses include depreciation of	$ 4,810	$ 20,531	$ 25,341

	Nine Months Ended September 30, 2000		
	Portfolio Investmens	**Process Controls Business**	**Combined**
Revenue	$ 455,121	$ 2,693,340	$ 3,148,461
Expenses	1,067,967	3,119,310	4,187,277
Loss before the following	612,846	425,970	1,038,816
Amortization of goodwill	-	117,866	117,866
Foreign exchange (gain)	(369,226)	-	(369,226)
Realized and unrealized loss (gain) on cash equivalents	(11,817)	-	(11,817)
Loss for the period	$ 231,803	$ 543,836	$ 775,639
Expenses include depreciation of	$ 14,430	$ 54,466	$ 68,896

iTech Capital Corp.

Exchange Listing:
Toronto Stock Exchange
Symbol ITE.T

Head Office:
3350 - 650 West Georgia Street
PO Box 11537
Vancouver, BC
Canada V6B 4N7

Investor Relations:
Toll Free: 1-800-675-1749
Tel: 516-922-6404
Fax: 516-922-6429
E-mail: jimgraham@itechcapital.com
Web Site: http://www.itechcapital.com